UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

SPARTAN MOTORS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

846819 10 0
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [  ] Rule 13d-1(b)
                              [  ] Rule 13d-1(c)
                              [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846819 10 0	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Foster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	**1,234,396
	6.	SHARED VOTING POWER	550,815
	7.	SOLE DISPOSITIVE POWER	**1,234,396
	8.	SHARED DISPOSITIVE POWER	550,815
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		**1,897,945
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.8%
12.	TYPE OF REPORTING PERSON*		IN

**   Includes 112,497 shares subject to options that were exercisable on, or within 60 days after, December 31, 2008 and 237 shares that may be obtained through the exercise of Stock Appreciation Rights exercisable on, or within 60 days after, December 31, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Spartan Motors, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1000 Reynolds Road -- P.O. Box 440 Charlotte, Michigan 48813

Item 2(a).	Name of Person Filing:

William F. Foster

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1000 Reynolds Road -- P.O. Box 440 Charlotte, Michigan 48813

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

846819 10 0

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,897,945*

(b)	Percent of Class: 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,234,396*
(ii)	Shared power to vote or to direct the vote: 550,815
(iii)	Sole power to dispose or to direct the disposition of: 1,234,396*
(iv)	Shared power to dispose or to direct the disposition of: 550,815

*   Includes 112,497 shares subject to options that were exercisable on, or within 60 days after, December 31, 2008 and 237 shares that may be obtained through the exercise of Stock Appreciation Rights exercisable on, or within 60 days after, December 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	/s/ William F. Foster
William F. Foster